UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2022
Commission file number: 001-41491
NAYAX LTD.
(Translation of registrant’s name into English)
 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 19, 2022, Nayax Ltd. (the "Company") announced the appointment of Mr. Nir Dor as a new independent director to its board of directors (the “Board”), effective immediately. Mr. Dor will also serve as a member of each of the audit committee and remuneration committee.
Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures' privately owned portfolio companies. Mr. Dor previously served as chairman of the Board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).
Concurrently, Mr. Elon Shalev has stepped down from the Board for personal reasons. Mr. Shalev's resignation did not result from any disagreement with the Company.
This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-267542).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NAYAX LTD.

By:	/s/ Michael Galai
Name: Michael Galai
Title: Chief Legal Officer

Date: December 19, 2022